McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606

July 6, 2009

BY EDGAR

Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549
Attention:  Maryse Mills-Apenteng

Re:	Merge Healthcare Incorporated
Registration Statement on Form S-4
File No. 333-159998
Schedule TO-T filed by Merge Healthcare Incorporated
File No. 5-79690
Filed June 16, 2009

Amendment No. 1 to Form S-4
File No. 333-159998
Schedule TO-T/A
File No. 5-79690
Filed June 23, 2009

Soliciting Materials filed June 16, 2009
File No. 0-50531

Dear Ms. Mills-Apenteng:

On behalf of our client, Merge Healthcare Incorporated, a corporation incorporated under the laws of Delaware (“Merge Healthcare” or the “Company), we hereby acknowledge receipt of the comment letter dated June 26, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above captioned Registration Statement on Form S-4 (as amended by Amendment No. 1, the “Registration Statement”).

On behalf of Merge Healthcare, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Merge Healthcare’s responses.  The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments.  Page number references herein refer to the prospectus (the “Prospectus”) contained in the Registration Statement, unless otherwise noted.  Terms used but not defined herein have the meanings set forth in the Prospectus.

Merge Healthcare is filing today, via the EDGAR system, Amendment No. 2 to the Registration Statement together with this response letter.

Staff Comment:

1.
The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information.  Accordingly, please remove the “Subject to Completion” language from the cover page of your prospectus.  Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2) on our website www.sec.gov for further guidance.

Company Response #1:  The language “Subject to Completion” has been removed from the cover page of the Prospectus.

Staff Comment:

2.
Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus.  The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness.  Please see the Compliance & Disclosure Interpretations -Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information.  Please confirm to us that Merge Healthcare, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Company Response #2:  The Company confirms it will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with Compliance & Disclosure Interpretations -Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3).

Staff Comment:

3.
We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement.  Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate.  Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

Company Response #3:  The Company has revised the Registration Statement to modify the disclosure.  Please see page 54 of Amendment No. 2.  In addition, the Company confirms its understanding that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient if it were aware of material contradictory information.

Staff Comment:

4.
You disclose that a condition to the offer is that the prior merger agreement with Bio-Imaging Technologies Inc. has been terminated and no amounts or other obligations are due thereunder.  Based on language in the recitals to the Agreement and Plan of Merger and the Schedule 13D/A filed June 2, 2009 by Bio-Imaging Technologies, Inc., it would appear that the prior merger agreement has been terminated.  Please revise your disclosure to clarify.  Further, disclose the outstanding obligations, if any, owed to Bio-Imaging Technologies, Inc. as of the most recent date.

Company Response #4:  The Company has revised the Registration Statement to modify the disclosure to include the following:  “etrials has confirmed to Merge Healthcare and Offeror that the earlier merger agreement with BITI has been terminated and that all amounts due thereunder have been fully paid and no obligations, other than the ongoing duty to maintain the confidentiality of certain information, remain outstanding.  Offeror has agreed to waive the condition with respect to the ongoing duty of confidentiality.”  See page 74 of Amendment No. 2.

Staff Comment:

5.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied.  Please advise us, with a view toward revised disclosure, of the purpose of the language in the final paragraph on page 75 that suggests any “action or inaction” by Merge Healthcare, Inc. and Merge Acquisition Corp , may constitute a bona fide triggering event for offer conditions.

Company Response #5:  The Company has revised the Registration Statement to modify the disclosure and remove any reference to “action or inaction” by Merge Healthcare and Offeror.  See pages vi and 75 of Amendment No. 2.  Merge Healthcare and Offeror confirm their understanding that a tender offer may not be conditioned on an event or circumstance within the direct or indirect control of the bidder.

Staff Comment:

6.
Refer to the last sentence in the final paragraph on page 75 in which you disclose that “[t]he failure of the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time” (emphasis added).  As you are aware, all conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.  Accordingly, please revise to clarify.

Company Response #6:  The Company has revised the Registration Statement to modify the disclosure to limit the time period for asserting such rights to periods prior to the expiration of the offer.  See page 76 of Amendment No. 2.

Staff Comment:

7.
Please see our previous comment.  The language quoted appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to securityholders.  In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify securityholders whether or not you have waived an offer condition.

Company Response #7:  The Company confirms that if an offer condition is triggered, it will notify securityholders whether or not it has waived such offer condition.

Staff Comment:

8.	Please revise your disclosure to include the ratio of earnings to fixed charges for the periods specified. Refer to Item 1010(c)(4) of Regulation M-A.

Company Response #8:  The ratio of earnings to fixed charges in accordance with Item 1010(c)(4) has been included in the Prospectus.  See page 27 of Amendment No. 2.

Staff Comment:

9.	Please provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

Company Response #9:  The Company has provided the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.  See pages II-2 and II-3 of Amendment No. 2.

Staff Comment:

10.
In soliciting materials filed on June 16, 2009, you include disclosure regarding forward-looking statements under the caption “Safe Harbor Statement”.  This caption appears to reference the safe harbor protections of the Private Securities Litigation Reform Act of 1995.  The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer.  See Section 21 E(b)(2)(C) of the Securities Exchange Act of 1934.  Please confirm that in all future filings, you will remove the caption “Safe Harbor Statement” or otherwise clarify that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer.  See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Company Response #10:  The Company confirms that in all future filings, it will remove the caption “Safe Harbor Statement” or otherwise clarify that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer.

We acknowledge the provisions of Rule 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in the Registration Statement, we would appreciate the opportunity to discuss any additional questions or concerns that you may have.  Please call me at (312) 984-3624.

Sincerely,

/s/ Heidi J. Steele
Heidi J. Steele

cc:

Justin C. Dearborn, Chief Executive Officer, Merge Healthcare Incorporated
Steve Oreskovich, Chief Financial Officer, Merge Healthcare Incorporated
M. Denis Connaghan, President and Chief Executive Officer, etrials Worldwide, Inc.
Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP